BANKNORTH MORTGAGE COMPANY, INC.
1998 ANNUAL CERTIFICATION


In accordance with our Servicing Agreement, we certify that:

1) All funds received in your behalf are properly credited and segregated in established custodial accounts;

2) All mortgaged properties serviced in your behalf are fully covered by hazard insurance policies that are in full force and contain the standard mortgagee clause;

3) Accurate records are maintained regarding funds received in your behalf and mortgagors are provided accounting records for their respective loans, at least annually;

4) All mortgaged properties serviced in your behalf requiring FHA or MI premiums are paid promptly upon receipt of billing and the appropriate coverage is in full force and effect;

5) All appropriate Federal, State, IRS and Regulatory legislation have been complied with, including but not limited to: the reporting of interest to mortgagors and on abandonments or foreclosures for all mortgaged properties serviced in your behalf;

6) The paid status of all taxes and assessments is maintained relative to all mortgaged properties in your behalf;

7) Due diligence and standard acceptable collection practices are exercised to collect past due loans, inspections of abandoned, REO or properties in foreclosure are performed routinely on all loans serviced in your behalf;

8) All mortgaged loans serviced in your behalf requiring interest rate and/or payment changes are changed in a timely fashion in accordance with the provisions of the mortgage, relative to timely notices to the mortgagors, accounting records, proper index and other items specified in the controlling documents;

9) All other provisions of the Servicing Agreement not specified in the above certifications are complied with on all loans serviced in your behalf.

David S. Miner, Senior Vice President
Servicing